UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 6, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

HELD ON JUNE 29, 2017

1.                                     Date, Time and Place: Held on June 29, 2017, at 8:30am, at Rua Fidêncio Ramos, no. 302, 4th floor, Tower B, Vila Olímpia Corporate Building, Vila Olímpia, in the City of São Paulo, State of São Paulo.

2.                                     Call notice: The members of the Board of Directors of Fibria Celulose S.A. (“Company”) were duly called pursuant to item 6 of the Internal Rules of the Board of Directors.

3.                                     Attendance: The totality of the sitting members of the Board of Directors, that is, Messrs. José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar; Ernesto Lozardo; João Carvalho de Miranda (Vice-Chairman of the Board of Directors); João Henrique Batista de Souza Schmidt; Marcos Barbosa Pinto; Paulo Fernando Fleury da Silva e Souza; and Raul Calfat. Invited: Sergio Augusto Malacrida Junior and Leonardo Mandelblatt de Lima Figueiredo.

4.                                     Presiding: Mr. José Luciano Duarte Penido — Chairman of the Board of Directors.

Mrs. Claudia Elisete Rockenbach Leal — Secretary.

5.                                     Agenda: Deliberate about: (i) termination of the program for the acquisition of registered common, nominative, book-entry shares with no par value, issued by the Company; (ii) the approval of the program for the sale of registered common, nominative, book-entry shares with no par value, issued by the Company; (iii) the modification of the members of the Innovation Committee and Sustainability Committee; (iv) the ratification of the composition of the Company’s Advisory Committees’; and (v) the approval of the Board’ agenda for next year.

6.                                     Resolutions: After discussion and analysis of the matters included on the Agenda, the Board members in attendance, by a majority of votes and without reservations and/or qualifications, decided to:

(i)                                   Repurchase Program

Approve, pursuant article 17, item XIV of Company’s By-laws, article 30, paragraph 1º, item ‘c’ of Law No. 6,404/76, as amended (“Brazilian Corporate Law”), and CVM Instruction No 567 of September 17, 2015 (“ICVM 567/15”), the closing of the Repurchase Program, either by a single transaction or by a series of transactions, of up to 548,090 (five hundred and forty-eight thousand and ninety) registered common, nominative, book-entry shares with no par value, issued by the Company, approved at the Board of Directors meeting held on March 16, 2017, which minutes were registered with the Board of

Trade of the State of São Paulo (“JUCESP”) in session on April 17, 2017 under No 173.727/17-7 (“Repurchase Program”).

Assign that during the term of the Repurchase Program, 548,090 (five hundred and forty-eight thousand and ninety) registered common, nominative, book-entry shares with no par value, issued by the Company were acquired and are being held in treasury.

(ii)                               Company’s Share Sale Program

Approve, pursuant article 17, item XIV of Company’s Bylaws, with item ‘c’ of paragraph 1st of article 30 of Brazilian Corporate Law, and with ICVM 567/15, the sale of registered common, nominative, book-entry shares with no par value, issued by the Company held in treasury, either by a single transaction or by a series of transactions, accordingly with Annex I and in accordance with the following terms and conditions (“Share Sale Program”):

a)                                             Objective: The Company’s objective in the execution of the Share Sale Program is the private sale of shares held in treasury for availability to the beneficiaries exercising the options granted within the General Plan scope for the Granting of Stock Purchase Options issued by the Company, approved at an Extraordinary General Meeting of the Company held on April 25, 2014 (“Option Plan”).

b)                                             Free Float: Currently, under the terms of paragraph 3 of Article 8 of ICVM 567/15, there are 229,843,210 (two hundred and twenty nine million, eight hundred forty-three thousand, and two hundred and ten) registered common, nominative, book-entry shares with no par value, issued by the Company in free float (“Free Float”).

c)                                              Treasury Shares: There are, held in treasury, on this date, a total of 892,132 (eight hundred and ninety-two thousand, one hundred and thirty-two) registered common, nominative, book-entry shares with no par value.

d)                                             Number of Shares to be sold: Within the scope of the Company’s Share Sale Program, 892,132 (eight hundred and ninety-two thousand, one hundred and thirty-two) common, nominative, book-entry shares with no par value issued by the Company held in treasury might be sold, corresponding to an amount of up to 0.39% (zero point thirty-nine percent) of the Free Float.

e)                                              Price and Method of Sale: The shares sale operations shall be carried out privately, outside of regulated securities markets, whenever a beneficiary exercises his or her options, at a price determined at the time of each option granted, under the terms of the Option Plan.

f)                                               Share Sale Program’s duration: The maximum period for the sale of the shares is 18 (eighteen) months, beginning on June 29, 2017, inclusive, and ending on December 28, 2018, inclusive.

g)                                              Non-use of an intermediary financial institution: The Company’s share sale operation will be carried out privately, at a given price stablished on the Option Plan, without using an intermediary financial institution.

h)                                             Rights of the Shares Held in Treasury: Pursuant to the applicable legislation, while held in treasury, the shares shall not have asset interests or political rights.

i)  Disregard of the Shares Held in Treasury:  According to paragraph 2 of article 10 of ICVM 567/15, the shares shall be disregarded in the computation of the quorums for installation and deliberation provided for in the Brazilian Corporate Law and in the regulation of the securities market.

j) Bonus in Shares, reverse split and splitting: In case any reverse split, splitting or bonus in shares of the Company is approved, the number of shares in treasury will be altered in order to amend the numeric expression of the volume of shares issued by the Company, without resulting in a change on the balance of the equity account that backed the acquisition.

k)                                             Shares’ Trading Restrictions: The effective sale of treasury shares within the scope of the Share Sale Program, as well as the subsequent trading of shares received by the beneficiaries, shall be subject to the prohibition periods for trading provided in the applicable regulations and in the Company’s securities trading policy.

The Executive Board of Officers and its attorneys-in-fact duly designated are hereby authorized to practice all acts necessary to the execution of the agreement approved herein

(iii)                  Innovation Committee and Sustainability Committee

Approve the appointment of Mr. Paulo Fernando Fleury da Silva e Souza to the position of member of the Innovation Committee of the Company in substitution of Mr. Marcelo Strufaldi Castelli, which will be an invited permanently to the Innovation Committee.

Approve the appointment of Mr. Paulo Fernando Fleury da Silva e Souza to the position of member of the Sustainability Committee of the Company.

Mr. Paulo Fernando Fleury da Silva e Souza’ term of office for the Innovation Committee and Sustainability Committee will always match with the term of the members of Board of Directors, that is, until the date of the General Ordinary Shareholders´ Meeting which deliberates on the Company´s financial statements of the fiscal year ended on December 31, 2018.

(iv)                   Advisory Committees

Ratify the composition of the Advisory Committees’ to the Company’s Board of Directors, as described below, whose term of office will always match with the term of the members of Board of Directors, that is, until the date of the General Ordinary Shareholders´ Meeting which deliberates on the Company´s financial statements of the fiscal year ended on December 31, 2018.

FINANCIAL COMMITTEE
Coordinator:	Sergio Augusto Malacrida Jr.
Members:	Ernesto Lozardo
Leonardo Mandelblatt de Lima Figueiredo
Marcos Barbosa Pinto
Secretary:	Marcelo Campos Habibe
Invited:	Guilherme Perboyre Cavalcanti

INNOVATION COMMITTEE
Coordinator:	Carlos Augusto Lira Aguiar
Members:	João Henrique Batista de Souza Schmidt
Eduardo Rath Fingerl
José Luciano Duarte Penido
Paulo Fernando Fleury da Silva e Souza
Raul Calfat
Secretary:	Vinícius Nonino
Invited:	Marcelo Strufaldi Castelli Fernando de Lellis G. Bertolucci

PERSONEL AND REMUNERATION COMMITTEE
Coordinator:	Alexandre Gonçalves Silva
Members:	Gilberto Lara Nogueira
João Batista Ferreira Dornellas
José Luciano Duarte Penido
Secretary:	Luiz Fernando Torres Pinto

SUSTAINABILITY COMMITTEE
Coordinator :	José Luciano Duarte Penido
Members:	Ailton Alves Lacerda Krenak
Carlos Alberto de Oliveira Roxo Claudio Valladares Pádua
João Carvalho de Miranda Maria Aparecida Silva Bento Paulo Fernando Fleury da Silva e Souza Sergio Besserman Vianna Sergio Eduardo Weguelin Vieira
Secretary :	Maria Luiza de Oliveira Pinto e Paiva
Invited:	Aires Galhardo
Paulo Ricardo Silveira

(v)                       Meetings’ Agenda for 2018

Approve the Board meetings’ agenda for 2018, as previously disclosed to the members of the Board of Directors.

7.                                     Closing: There being nothing else to address, the meeting was closed and these minutes were drawn, read, found to be accurate, approved and signed by all the members of the Board. Meeting Board: Mr. José Luciano Duarte Penido (Chairman of the Board of Directors) and Mrs. Claudia Elisete Rockenbach Leal (Secretary). Attendance: Messes. José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar; Ernesto Lozardo; João Carvalho de Miranda (Vice-Chairman of the Board of Directors); João Henrique Batista de Souza Schmidt; Marcos Barbosa Pinto; Paulo Fernando Fleury da Silva e Souza; and Raul Calfat. Invited: Sergio Augusto Malacrida Junior e Leonardo Mandelblatt de Lima Figueiredo.

São Paulo, June 29, 2017.

I hereby certify that the present minutes are a true copy of the original which is filed at the Company’s headquarters.

Meeting Board:

José Luciano Duarte Penido Chairman of the Board of Directors	Claudia Elisete Rockenbach Leal Secretary

Annex I

FIBRIA CELULOSE S.A.

INFORMATION REQUIRED BY THE ANNEX 30 — XXXVI

OF BRAZILIAN SECURITIES AND EXCHANGE COMISSION INSTRUCTION N. 480, DATED AS FROM DECEMBER 7, 2009

1.                                     Provide detailed justification on the objectives and economic effects to be expected by the transactions.

The Company’s objective in the execution of the Share Sale Program is the private sale of shares held in treasury for availability to the beneficiaries exercising the options granted within the General Plan scope for the Granting of Stock Purchase Options issued by the Company, approved at an Extraordinary General Meeting of the Company held on April 25, 2014 (“Option Plan”), respecting the provisions of item ‘c’ of paragraph 1 of Article 30 of the Brazilian Corporate Law and the standards set forth in ICVM 567/15.

2.                                     Inform the amount of (i) free float shares and (ii) treasury shares.

Currently, under the terms of paragraph 3 of Article 8 of ICVM 567/15, there are 229,843,210 (two hundred and twenty nine million, eight hundred forty-three thousand, and two hundred and ten) registered common, nominative, book-entry shares with no par value, issued by the Company in free float (“Free Float”); and (ii) there are, held in treasury, on this date, a total of 892,132 (eight hundred and ninety-two thousand, one hundred and thirty-two) registered common, nominative, book-entry shares with no par value.

3.                                     Inform the amount of shares that may be acquired or sold by the company.

Within the scope of the Company’s Share Sale Program, 892,132 (eight hundred and ninety-two thousand, one hundred and thirty-two) common, nominative, book-entry shares with no par value issued by the Company held in treasury might be sold, corresponding to an amount up to 0.39% (zero point thirty-nine percent) of the Free Float.

4.                                     Describe the main features of the derivative instruments that the company may use, if applicable.

The Company will not use derivative instruments.

5.                                     Describe, if applicable, currently existing agreements or vote instructions entered into by and between the company and the counterparty of the transaction.

There are no vote instructions between the Company and counterparties.

6.                                     In the event of operations performed out of the organized markets, inform:

a.              The highest price (lowest) at which the shares will be acquired (sold); and

b.              If applicable, the reasons that justify the carrying out of the transaction at a price more than 10% (ten per cent) higher, in case of acquisition, or more than 10% (ten per cent) lower, in case of sale, than the average of the price weighted by the trade volume, in the last ten (10) auctions in the stock exchange.

According to the Option Plan, the shares will be sold for the price established by the Board of Directors on the date of each option was granted, verified the average price, weighted average by the negotiated volume, from 90 (ninety) days prior to the date of each option grant.

As an example, considering all the beneficiaries of the Option Plan and the price established on the date of each option granted, (i) the lowest price to be paid to the Company for the shares will be R$ 23,03 (twenty three Reais and three cents); and (ii) the highest price to be paid to the Company for the shares will be R$ 48,36 (forty eight Reais and thirty six cents).

Since the sale price was determined by the Board of Directors at the time of each option granted and the availability of the shares will occur when a beneficiary exercise such option, it is not possible to establish if the sale price will or will not be lower than 10% (ten per cent) of the quotation average, weighted by the volume, on the 10 (ten) trading session prior the effective day of sale of the shares.

7.                  Inform, if applicable, the impacts that the negotiation will have on the control or administrative structures of the company.

There will be no impacts on the control or administrative structures of the Company due to the implementation of the Company’s Share Sale Program.

8.                  Identify the counterparties, if known, and, if such counterparty is a company related party, as defined in the accounting rules regarding this matter, provide the information required by the article 8 of Instruction N. 481 of the Brazilian Securities and Exchange Commission, dated December 17, 2009.

According to the Option Plan, the Beneficiaries are members of the Statutory and Non Statutory Board of Officers and management level executives of the Company.

The Beneficiaries of the Option Plan are, jointly, holders, on this date, of (i) 33.700 (thirty-three thousand and seven hundred) nominative, book-entry, common shares issued by the Company; and (ii) 892.132 (eighth hundred nine two thousand, one hundred and thirty-two) share options granted pursuant to the Option Plan.

The management understands that the transactions are of the Company’s own interest because its sole objective is to allow compliance with the Company’s obligations assumed under the Option Plan, duly approved by the General Meeting.

9.                  Indicate the destination of the funds, if applicable.

The funds related to the sale of shares will be destined to the Company’s operations.

10.           Indicate the maximum term for the carrying out of the authorized transactions.

The sale of shares transactions will be effected within eighteen (18) months, starting on June 29, 2017, including, and ending on December 28, 2018 including.

11.           Identify the institutions that will act as intermediaries, if any.

There will not be any intermediary institution, since the sale of shares operation shall be executed outside the capital market regulated market.

12.           Specify the origin of the funds to be used, as provided by art. 7, paragraph 1, of the CVM Instruction No. 567, of September 17, 2015.

Not applicable, considering that the sale of stock issued by the Company held in treasury.

13.           Specify the reasons why the members of the Board are of the opinion that the repurchase of shares will not adversely affect the performance of the obligations entered into by the Company with its creditors or the payment of mandatory dividends, either fixed or minimum.

Not applicable, considering that the sale of stock issued by the Company held in treasury.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO